Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2010 and Revisions to Fourth Quarter 2009 Results

First Quarter 2010

Financial Highlights

•	Net sales increased 15% quarter-over-quarter to US$26.0 million from US$22.5 million in 4Q09

•	Gross margin excluding stock-based compensation increased to 47.1% from 27.0% in 4Q09

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items decreased to US$12.0 million from US$14.0 million in 4Q09

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 0.9%

from -35.1% in 4Q09

•	Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, foreign exchange gain (loss), and other items was US$0.01, an improvement from our 4Q09 loss per ADS of US$0.40

Business Highlights

•	Increased total unit shipments 20% sequentially and 13% year-over-year to approximately 84 million units

•	Increased storage controller unit shipments 14% sequentially and 5% year-over-year

•	Increased our SSD controller shipments almost 300% compared with 1Q09 and SSD controller revenue continues to account for nearly 10% of our total revenue

•	Became sole sourced vendor for USB flash drive controllers and began shipping SD card controllers to the second largest retail brand for memory products in the US

•	Began shipping our SSD controller to a leading PC vendor for their ruggedized notebook PC

•	Increased our shipment of 3 bits per cell controllers by over 130% sequentially and now account for over 10% of our controller shipments in the first quarter

•	Began shipping our ISDB-T solution with LG for the Japanese mobile TV market

•	Mobile TV IC sales to China, Brazil and Japan exceed Korea T-DMB sales

•	Began shipping our CDMA transceiver with Samsung for the China domestic market, as well as expanded our CDMA transceiver shipments to Nokia for CDMA markets outside of China

Taipei, Taiwan, April 30, 2010 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its first quarter of 2010 financial results and revisions to its previously announced unaudited fourth quarter 2009 results. For the first quarter of 2010, net sales increased 15%

quarter-over-quarter to US$26.0 million. Net loss (GAAP) for the first quarter improved quarter-over-quarter to US$2.2 million or US$0.08 per diluted ADS from a GAAP net loss of US$58.9 million or US$2.12 per diluted ADS in the fourth quarter of 2009.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items decreased in the first quarter to a loss of US$0.2 million or US$0.01 per diluted ADS as compared to a net loss of US$11.1 million or US$0.40 per diluted ADS in the fourth quarter of 2009.

Revised Fourth Quarter 2009 Financial Review

When we report our quarterly results, we report unaudited results. Our audited financial statements are included in our annual report filing on Form 20-F. Following the report of our fourth quarter 2009 results in February, new material information regarding the more limited growth prospects of several products, which are consequences of rapid changes in NAND flash and mobile TV technologies, came to management’s knowledge. After careful examination and as previously announced, we have revised our fourth quarter results to account for an increase in obsolete inventory reserves.

We have now completed our previously reported assessment of impairment of goodwill and acquisition-related intangible assets relating to our FCI acquisition. Prior to our evaluation, the net carrying cost of FCI at the end of 2009 was US$71.7 million. Because FCI’s financial performance was weaker than expected due to the economic recession in Korea, technology transitions, and the push-out of growth opportunities, we have determined that goodwill and certain long-lived assets relating to FCI are impaired and have taken an impairment charge of US$38.3 million. This is a non-cash impairment charge to GAAP earnings for our 2009 fiscal year and with this impairment charge, the net carrying cost of FCI at the end of fourth quarter 2009 has been reduced to US$32.4 million.

Sales

Revised fourth quarter 2009 net sales decreased from US$22.8 million to US$22.5 million due to product returns in the first quarter that should be accounted for in fourth quarter 2009.

Gross Margins

Revised gross margins, excluding stock-based compensation, decreased from 42.2% to 27.0% due to US$3.1 million of additional reserves for end-of-life and obsolete inventory.

Operating Expenses

Operating expenses excluding stock-based compensation, acquisition-related charges and other items remain unchanged at US$14.0 million. GAAP operating expenses increased from US$22.6 million to US$60.9 million as a result of a US$38.3 million non-cash impairment charge to goodwill and long-lived assets relating to FCI.

Earnings

Revised net loss (GAAP) was US$58.9 million, or US$2.12 per diluted ADS, compared with previously reported net loss of US$17.3 million, or US$0.62 per diluted ADS. Revised net loss excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items was US$11.1 million, or US$0.40 per diluted ADS, compared with previously reported net loss of US$7.8 million, or US$0.28 per diluted ADS.

First Quarter 2010 Financial Review

Commenting on the results of the first quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are pleased to put the past behind us and announce the results of a fantastic first quarter. Our revenue was up 15% sequentially, much stronger than what we had originally expected. Our mobile storage business experienced better than expected strength and has now grown for three consecutive quarters since the global economic recession. Our mobile communications business has rebounded according to expectations this quarter, and, we generated our first operating profit since the third quarter 2008. These are great achievements in a quarter that has generally been our seasonally weakest.

Our mobile storage business outperformed expectations largely because of greater than anticipated availability to our customers of 3 bits per cell MLC NAND flash. The NAND flash industry has been increasing the output of 3 bits per cell MLC because this type of technology is a capital efficient way for NAND flash manufacturers to increase capacity without significant capital expenditure. These new 3 bits per cell MLC NAND flash are very difficult to manage well and requires significant advanced controller technologies. Our clear leadership in 3 bits per cell controller technology validates our strategy of investing in cutting edge R&D in order to bring new products to market ahead of our competitors. This quarter, with increased availability of flash to our customers, our mobile storage controller shipments increased 14% sequentially. Memory card and USB flash drive controller shipments both increased solidly. Our SSD controller shipment growth was flat sequentially, but grew almost 300% compared to a year ago, and revenue from these products continues to account for almost 10% of our overall corporate revenue.

Our mobile communications revenue in the first quarter increased 67% sequentially as our shipments of mobile TV ICs tripled compared to the previous quarter. Revenues from our ISDB-T solutions for Latin America and Japan and from CMMB solutions for China now exceed sales of our T-DMB solutions in Korea. We are delighted that our strategy of broadening our mobile TV technology portfolio and expansion into new mobile TV markets is delivering positive results. While we remain optimistic about the continued take-off of mobile TV markets around the world, our mobile communications business has so far underperformed expectations set at the time of our FCI acquisition in 2007 and many business opportunities have been pushed out. We are therefore recognizing an impairment charge of US$38.3 million, which will impact our revised fourth quarter 2009 financials.”

Sales

Net sales in the first quarter were US$26.0 million, an increase of 15% compared with the previous quarter. This quarter, mobile storage products accounted for 65% of net sales, mobile communications 23% of net sales, and multimedia SoCs 12% of net sales.

Net sales of mobile storage products, which primarily include flash memory card controllers, USB flash drive controllers, SSD controllers, and embedded flash controllers, increased 15% from the fourth quarter of 2009 to US$17 million this quarter.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and CDMA RF ICs, increased 67% from the fourth quarter of 2009 to US$6.1 million this quarter.

Net sales of multimedia SoC products, which primarily include embedded graphics processors and notebook PC webcam SoCs, decreased 7% from the fourth quarter of 2009 to US$3.1 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation was 47.1% compared with 27.0% in the fourth quarter. GAAP gross margin increased to 47.0% from 24.9% in the fourth quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$12.0 million, which was lower than the US$14.0 million reported for the fourth quarter. Research and development expenditures, excluding stock-based compensation, were US$7.0 million, which were lower than the US$7.5 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.7 million, which was lower than the US$2.9 million from the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.3 million, a decrease from the US$3.6 million reported in the previous quarter. Stock-based compensation was US$1.1 million in the first quarter, which is lower than the US$7.6 million in the fourth quarter. Acquisition-related charges were US$0.5 million, lower compared with the previous quarter charges of US$39.8 million. Litigation expenses were less than US$0.1 million in the first quarter, similar to the previous quarter. Sandisk has withdrawn their 2007 complaint against us that alleged patent infringement.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 0.9%, an increase from negative 35.1% in the previous quarter. GAAP operating margin was negative 5.7%, an increase from negative 245.4% in the fourth quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was a loss of US$0.05 million, which decreased from a gain of US$0.1 million in the fourth quarter. GAAP net total other income was a loss of US$0.3 million, which was unchanged from the previous quarter.

Earnings

Net loss excluding stock-based compensation, acquisition-related charges, net foreign exchange loss, and other items was US$0.2 million in this quarter, an improvement from the loss of US$11.1 million in the fourth quarter of 2009. Diluted loss per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items was US$0.01, an improvement from the loss per ADS of US$0.40 in the previous quarter.

GAAP net loss was US$2.2 million, a decrease from the net loss of US$58.9 million in the fourth quarter of 2009. Diluted GAAP loss per ADS was US$0.08, a decrease from loss per ADS of US$2.12 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments decreased slightly to US$61.0 million from US$61.2 million at the end of the fourth quarter of 2009.

20-F

We presently anticipate the filing of our annual report on Form 20-F, which will contain, among other matters, our audited financial statements from 2009, in late May or early June.

Cash Flow

Our cash flows were as follows:

3 months ended March 31, 2010

(In US$ millions)
Net income (loss)	(2.2)
Depreciation & amortization	1.3
Changes in operating assets and liabilities	—
Stock-based compensation	1.1
Others	1.0

Net cash provided by (used in) operating activities	1.2

Acquisition of property and equipment	(0.9)
Others	(1.4)

Net cash provided by (used in) investing activities	(2.3)

Others	(0.1)

Net cash provided by (used in) financing activities	(0.1)

Effects of changes in foreign currency exchange rates on cash	0.2

Net decrease in cash and cash equivalents	(1.0)

Pro-forma adjustment for foreign exchange translation	0.8

Pro-forma net decrease in cash and cash equivalents	(0.2)

During the first quarter of 2010, we spent US$0.9 million in capital expenditures primarily relating to the purchase of software and equipment. There were no shares repurchased in the first quarter.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“While we have made great strides in the first quarter and are optimistic about continued growth in the second quarter as the availability of 3 bits per cell MLC NAND flash increases further and the manufacture of 20 nm NAND flash begins, fluctuations in the availability of NAND flash to our customers could change rapidly. We are also actively managing the extended lead times at our foundries. All in all, we continue to believe that 2010 will be a year of gradual improvement for Silicon Motion.”

For the second quarter of 2010, management expects:

•	Revenue to be up 10% to 20% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$12 to US$14 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on April 30, 2010.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PPFHJJF3N

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 713 4214

USA (Toll): 1 617 213 4866

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 6278 3836

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 4533 3107

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

—	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

—	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

—	a better understanding of how management plans and measures the Company’s underlying business; and

—	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

—	Amortization of intangible assets relates to the amortization of core technology, customer lists, and other intangibles acquired as part of an acquisition.

—	Impairment of goodwill represents the excess of the carrying value of goodwill, which arises from an acquisition, over its implied fair value.

—	Impairment of long-lived assets relates to the amount by which the carrying amount of the assets exceeds the fair value of the acquired assets.

Litigation expenses (or income) consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation, as well as income and expenses from legal settlements.

We consider litigation to be an unusual, non-recurring activity that does not occur regularly in the normal course of our business and therefore exclude these types of charges when presenting non-GAAP financial measures.

Impairment losses on long-term investment relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2009 (NT$)	Dec. 31, 2009 (NT$)	Mar. 31, 2010 (NT$)	Mar. 31, 2009 (US$)	Dec. 31, 2009 (US$)	Mar. 31, 2010 (US$)
Net Sales	732,024	728,154	830,773	21,543	22,530	26,002
Cost of sales	411,162	547,039	440,273	12,100	16,926	13,780

Gross profit	320,862	181,115	390,500	9,443	5,604	12,222
Operating expenses
Research & development	219,649	359,523	239,709	6,463	11,123	7,502
Sales & marketing	79,740	134,060	98,934	2,347	4,148	3,097
General & administrative	95,948	189,287	81,980	2,824	5,857	2,566
Amortization of intangibles assets	47,877	48,282	17,296	1,409	1,494	541
Impairment of goodwill	—	1,019,360	—	—	31,540	—
Impairment of long-lived assets	—	217,189	—	—	6,720	—

Operating income (loss)	(122,352)	(1,786,586)	(47,419)	(3,600)	(55,278)	(1,484)
Non-operating income (expense)
Gain on sale of investments	157	10	11	5	—	—
Interest income (net)	5,517	3,536	2,514	161	109	79
Impairment on long-term investment	—	(2,158)	(2,301)	—	(67)	(72)
Foreign exchange gain (loss)	86,433	(10,584)	(6,480)	2,544	(327)	(203)
Others	(148)	142	(4,054)	(4)	5	(127)

Subtotal	91,959	(9,054)	(10,310)	2,706	(280)	(323)

Income before tax	(30,393)	(1,795,640)	(57,729)	(894)	(55,558)	(1,807)
Income tax expense	17,436	108,043	12,122	513	3,343	379

Net income (loss)	(47,829)	(1,903,683)	(69,851)	(1,407)	(58,901)	(2,186)

Basic earnings (loss) per ADS	$(1.75)	$(68.39)	$(2.45)	$(0.05)	$(2.12)	$(0.08)
Diluted earnings (loss) per ADS	$(1.75)	$(68.39)	$(2.45)	$(0.05)	$(2.12)	$(0.08)

Margin Analysis:
Gross margin	43.8%	24.9%	47.0%	43.8%	24.9%	47.0%
Operating margin	(16.7%)	(245.4%)	(5.7%)	(16.7%)	(245.4%)	(5.7%)
Net margin	(6.5%)	(261.4%)	(8.4%)	(6.5%)	(261.4%)	(8.4%)

Additional Data:
Weighted avg. ADS equivalents[1]	27,354	27,836	28,457	27,354	27,836	28,457
Diluted ADS equivalents	27,354	27,836	28,457	27,354	27,836	28,457

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Mar. 31, 2009 (NT$)	Dec. 31, 2009 (NT$)	Mar. 31, 2010 (NT$)	Mar. 31, 2009 (US$)	Dec. 31, 2009 (US$)	Mar. 31, 2010 (US$)
GAAP net income (loss)	(47,829)	(1,903,683)	(69,851)	(1,407)	(58,901)	(2,186)
Stock-based compensation:
Cost of sales	2,118	15,699	789	62	486	25
Research and development	28,053	117,949	14,597	826	3,649	457
Sales and marketing	11,270	41,257	12,818	332	1,277	401
General and administrative	15,105	70,358	7,353	445	2,177	230

Total stock-based compensation	56,546	245,263	35,557	1,665	7,589	1,113

Acquisition related charges:
Amortization of intangible assets	47,877	48,282	17,296	1,409	1,494	541
Impairment of goodwill	—	1,019,360	—	—	31,540	—
Impairment of long-lived assets	—	217,189	—	—	6,720	—
Litigation expenses	1,290	1,210	2,162	38	37	68
Foreign exchange loss (gain)	(86,433)	10,584	6,480	(2,544)	327	203
Impairment on long-term investment	—	2,158	2,301	—	67	72

Non-GAAP net income (loss)	(28,549)	(359,637)	(6,055)	(839)	(11,127)	(189)

Shares used in computing non-GAAP basic earnings per ADS	27,354	27,836	28,457	27,354	27,836	28,457

Shares used in computing non-GAAP diluted earnings per ADS	27,354	27,836	28,457	27,354	27,836	28,457

Non-GAAP basic earnings (loss) per ADS	$(1.04)	$(12.92)	$(0.21)	$(0.03)	$(0.40)	$(0.01)

Non-GAAP diluted earnings (loss) per ADS	$(1.04)	$(12.92)	$(0.21)	$(0.03)	$(0.40)	$(0.01)

Non-GAAP gross margin	44.1%	27.0%	47.1%	44.1%	27.0%	47.1%
Non-GAAP operating margin	(2.3%)	(35.1%)	0.9%	(2.3%)	(35.1%)	0.9%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Mar. 31, 2009 (NT$)	Dec. 31, 2009 (NT$)	Mar. 31, 2010 (NT$)	Mar. 31, 2009 (US$)	Dec. 31, 2009 (US$)	Mar. 31, 2010 (US$)
Cash and cash equivalents	1,905,598	1,951,584	1,917,257	55,948	60,533	60,291
Short-term investments	54,103	21,153	21,163	1,588	656	666
Accounts receivable (net)	755,706	467,437	453,864	22,188	14,499	14,272
Inventories	503,343	457,736	388,573	14,778	14,198	12,219
Refundable deposits—current	80,555	50,689	95,797	2,365	1,572	3,012
Deferred income tax assets (net)	50,112	9,097	9,522	1,471	282	299
Prepaid expenses and other current assets	80,357	140,324	136,734	2,360	4,352	4,301

Total current assets	3,429,774	3,098,020	3,022,910	100,698	96,092	95,060

Long-term investments	50,616	15,709	13,366	1,486	487	420
Property and equipment (net)	892,317	773,218	760,875	26,198	23,983	23,927
Goodwill and intangible assets (net)	2,590,064	1,261,160	1,243,844	76,044	39,118	39,115
Other assets	218,452	272,011	259,032	6,414	8,437	8,146

Total assets	$7,181,223	$5,420,118	5,300,027	$210,840	$168,117	$166,668

Accounts payable	340,037	324,650	266,527	9,983	10,070	8,381
Income tax payable	159,915	38,655	38,662	4,695	1,199	1,216
Accrued expenses and other current liabilities	355,073	421,715	381,532	10,425	13,080	11,998

Total current liabilities	855,025	785,020	686,721	25,103	24,349	21,595
Other liabilities	99,770	120,775	124,365	2,929	3,746	3,911

Total liabilities	954,795	905,795	811,086	28,032	28,095	25,506
Shareholders’ equity	6,226,428	4,514,323	4,488,941	182,808	140,022	141,162

Total liabilities & shareholders’ equity	$7,181,223	$5,420,118	5,300,027	$210,840	$168,117	$166,668

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$33.98 to US$1 for 1Q09, NT$32.32 to US$1 for 4Q09, and NT$31.95 to US$1 for 1Q10 based on the average of the historical exchange rate of the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$34.06 to US$1 at the end of 1Q09, NT$32.24 to US$1 at the end of 4Q09 and NT$31.80 to US$1 at the end of 1Q10.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and CDMA RF ICs. Our multimedia SoCs business is composed primarily of embedded graphics processors and notebook PC webcam SoCs.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2010 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 14, 2009. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com